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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                         ____________________________

                                 SCHEDULE TO
                                 (Rule 13e-4)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                         ____________________________

                           KORN/FERRY INTERNATIONAL
        (Name of Subject Company (Issuer) and Filing Person (Offeror))
                         ____________________________

Options to Purchase Common Stock, Par Value $0.01 Per Share, of Korn/Ferry International and Stock Appreciation Rights under the Korn/Ferry International Performance Award Plan, Having an Exercise or Base Price of More than $13.00

                        (Title of Class of Securities)
                         ____________________________

                                  500643 20 0
        (CUSIP Number of Class of Securities (Underlying Common Stock))

                         ____________________________
                        Peter L. Dunn, General Counsel
                           Korn/Ferry International
                       1800 Century Park East, Suite 900
                        Los Angeles, California  90067
                                (310) 552-1834
           (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Person)

                                   Copy to:
                               Steven B. Stokdyk
                              Sullivan & Cromwell
                      1888 Century Park East, 21st Floor
                        Los Angeles, California  90067
                         ____________________________

                           CALCULATION OF FILING FEE

           Transaction Valuation*                         Amount of Filing Fee
                 $25,098,974                                   $2,310.00

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,733,886 shares of common stock of Korn/Ferry International having an aggregate value of $25,098,974 as of February 21, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

     Amount Previously Paid:   Not applicable.  Filing Party:  Not applicable.
     Form or Registration No.: Not applicable.  Date Filed:    Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [_] going-private transaction subject to Rule 13e-3.
     [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]
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ITEM 1. SUMMARY TERM SHEET.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated February 25, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer is Korn/Ferry International, a Delaware corporation (the "Company"), and the address of its principal executive offices is 1800 Century Park East, Suite 900, Los Angeles, California 90067. The Company's phone number is (310) 552-1834. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Korn/Ferry") is incorporated herein by reference.

     (b) This statement on Schedule TO relates to an offer by the Company to current employees of the Company to exchange certain options (the "Existing Options") to purchase shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), and certain stock appreciation rights under the Korn/Ferry International Performance Award Plan (the "Plan") having an exercise or base price of more than $13.00, in exchange for replacement options (the "Replacement Options") to purchase shares of the Common Stock and replacement stock appreciation rights, respectively, to be granted under the Plan upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). Members of the Company's board of directors and executive officers of the Company are not eligible to participate in this Offer. There were eligible options to purchase 6,733,886 shares of Common Stock having an aggregate value of $25,098,974 as of February 21, 2002. The number of shares of Common Stock underlying the Replacement Options to be granted to each option holder will be equal to the number of shares of Common Stock underlying the Existing Options elected to be exchanged by the option holder and accepted for exchange divided by the following swap ratio corresponding to the applicable exercise price of the Existing Options:

                 ----------------------------------------------------
                    Exercise Price                   Swap Ratio
                 ----------------------------------------------------
                   $13.00 and below                Not applicable
                 ----------------------------------------------------
                   $13.01 - $15.00                      1.50
                 ----------------------------------------------------
                   $15.01 - $20.00                      1.75
                 ----------------------------------------------------
                   $20.01 - $25.00                      2.50
                 ----------------------------------------------------
                   $25.01 - $30.00                      3.00
                 ----------------------------------------------------
                   $30.01 and above                     3.50
                 ----------------------------------------------------

     The exercise price of the Replacement Options will equal the closing sales price of the Common Stock as reported on the New York Stock Exchange on the date on which the Replacement Options are granted. The terms of the replacement stock appreciation rights will be determined in a manner similar to that used to determine the terms of the replacement stock options. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of Replacement Options") and Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Electing to Exchange Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of Replacement Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms

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     of Replacement Options"), Section 11 ("Status of Options Acquired by Us in
     the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) Members of the Company's board of directors and the executive officers of the Company are not eligible to participate in this Offer. The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

     (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference. The Plan filed as Exhibit (d)(1) hereto, Amendments to the Plan filed as Exhibit
     (d)(2) hereto and the Form of Replacement Stock Option Agreement pursuant to the Plan filed as Exhibit (d)(3) hereto and the Form of Replacement Stock Appreciation Right Agreement pursuant to the Plan filed as Exhibit
     (d)(4) hereto contain information regarding the subject securities.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of Replacement Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") and
     Section 15 ("Fees and Expenses") is incorporated herein by reference.

     (b)  Not applicable.

     (d)  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)  Not applicable.

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a)  Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

     (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Korn/Ferry") and Section 16 ("Additional Information"), Item 8 of the Company's Annual Report on Form 10-K, as amended, for its fiscal year ended April 30, 2001 and Item 1 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended October 31, 2001 is incorporated herein by reference. The

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     information required by Item 1010(a)(3) of Regulation M-A promulgated under the Securities Exchange Act of 1934, amended, is not applicable.

     (b)  Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b)  Not applicable.

ITEM 12. EXHIBITS.

     (a)  (1)  Offer to Exchange, dated February 25, 2002.

          (2)  Form of Letter of Transmittal.

          (3)  Form of Notice of Withdrawal.

          (4)  Form of Grant Detail Report.

          (5)  Cover Letter to Employees, dated February 25, 2002.

          (6) Email to employees holding options and stock appreciation rights granted under the Korn/Ferry International Performance Award Plan, dated February 25, 2002, filed as Exhibit (a)(1) on Schedule TO with the Securities and Exchange Commission (the "SEC") on February 25, 2002 and incorporated herein by reference.

          (7) Korn/Ferry International Annual Report on Form 10-K for its fiscal year ended April 30, 2001, filed with the SEC on July 30, 2001 and incorporated herein by reference.

          (8) Korn/Ferry International Amendment to Form 10-K for its fiscal year ended April 30, 2001, filed on Form 10-K/A with the SEC on August 8, 2001 and incorporated herein by reference.

          (9) Korn/Ferry International Quarterly Report on Form 10-Q for its fiscal quarter ended October 31, 2001, filed with the SEC on December 17, 2001 and incorporated herein by reference.

     (b)  Not applicable.

     (d) (1) Korn/Ferry International Performance Award Plan, filed with the SEC on September 4, 1998 as Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-61697) and incorporated herein by reference.

          (2) Amendments to the Korn/Ferry International Performance Award Plan, filed with the SEC on July 30, 2001 as Exhibit 10.3 to the Company's Annual Report on Form 10-K and incorporated herein by reference.

          (3) Form of Replacement Stock Option Agreement Pursuant to the Korn/Ferry International Performance Award Plan.

          (4) Form of Replacement Stock Appreciation Right Agreement Pursuant to the Korn/Ferry International Performance Award Plan.

     (g)  Not applicable.

     (h)  Not applicable.

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ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             KORN/FERRY INTERNATIONAL


                                             /s/ Peter L. Dunn
                                             -------------------------
                                                  Peter L. Dunn
                                                 General Counsel

Date:  February 25, 2002

                                       6
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                               INDEX TO EXHIBITS


     Exhibit Number     Description
     --------------     -----------

     (a)(1)             Offer to Exchange, dated February 25, 2002.

     (a)(2)             Form of Letter of Transmittal.

     (a)(3)             Form of Notice of Withdrawal.

     (a)(4)             Form of Grant Detail Report.

     (a)(5)             Cover Letter to Employees, dated February 25, 2002.

     (a)(6) Email to Employees holding options granted under the Korn/Ferry International Performance Award Plan, dated February 25, 2002, filed as Exhibit (a)(1) on Schedule TO with the SEC on February 25, 2002 and incorporated herein by reference.

     (a)(7) Korn/Ferry International Annual Report on Form 10-K for its fiscal year ended April 30, 2001, filed with the SEC on July 30, 2001 and incorporated herein by reference.

     (a)(8) Korn/Ferry International Amendment to Form 10-K for its fiscal year ended April 30, 2001, filed on Form 10-K/A with the SEC on August 8, 2001 and incorporated herein by reference.

     (a)(9) Korn/Ferry International Quarterly Report on Form 10-Q for its fiscal quarter ended October 31, 2001, filed with the SEC on December 17, 2001 and incorporated herein by reference.

     (d)(1) Korn/Ferry International Performance Award Plan, filed with the SEC on September 4, 1998 as Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-61697) and incorporated herein by reference.

     (d)(2) Amendments to the Korn/Ferry International Performance Award Plan, filed with the SEC on July 30, 2001 as
                        Exhibit 10.3 to the Company's Annual Report on Form 10-K and incorporated herein by reference.

     (d)(3) Form of Replacement Stock Option Agreement Pursuant to the Korn/Ferry International Performance Award Plan.

     (d)(4) Form of Replacement Stock Appreciation Right Agreement Pursuant to the Korn/Ferry International Performance Award Plan.

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